UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

Barry Salzberg

1 West End Avenue

Apartment 39A

New York, New York 10023

(732) 688-0693

Copies to:

Matthew C. Franker

Covington & Burling LLP

One CityCenter

850 Tenth Street, N.W.

Washington, D.C. 20001

(202) 662-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.: 09523Q 200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Salzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,757,557(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 188,063(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,147(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8%(4)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (a) 79,473 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”) held of record by Barry Salzberg (the “Reporting Person”), (b) 1,316,272 shares of the Issuer’s Class B Common Stock held of record by Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement (the “2014 Annuity Trust”), for which the Reporting Person and his son, Matthew B. Salzberg, serve as co-trustees, (c) 180,906 shares of the Issuer’s Class B Common Stock held of record by MS 2018 Trust I, for which the Reporting Person and Matthew B. Salzberg serve as co-trustees and (d) 180,906 shares of the Issuer’s Class B Common Stock held of record by MS 2018 Trust II, for which the Reporting Person and Matthew B. Salzberg serve as co-trustees (MS 2018 Trust I and MS 2018 Trust II are referred herein together as the “2018 Trusts”). The Reporting Person has sole voting control and Matthew B. Salzberg has sole investment control over the securities owned by the 2014 Annuity Trust and the 2018 Trusts.

(2)	Consists of (a) 79,473 shares of the Issuer’s Class B Common Stock held of record by the Reporting Person and (b) 108,590 shares of the Issuer’s Class B Common Stock held of record by The Salzberg Family 2011 Trust (the “2011 Family Trust”), for which the Reporting Person and his wife, Evelyn Salzberg, serve as co-trustees. The Reporting Person has sole investment control and Evelyn Salzberg has sole voting control over securities owned by the 2011 Family Trust.

(3)	Consists of (a) the shares of Class B Common Stock described in footnote 1 and (b) 108,590 shares of the Issuer’s Class B Common Stock held of record by the 2011 Family Trust as described in footnote 2.

(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 13,886,644 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), outstanding as of August 10, 2020, as reported in the Issuer’s prospectus supplement dated August 5, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020, and (ii) 1,866,147 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

As provided in the Issuer’s Restated Certificate of Incorporation, as amended, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfers, whether or not for value, except for certain permitted transfers described in the Issuer’s Restated Certificate of Incorporation, as amended.

Explanatory Note

The Reporting Person is filing this Amendment No. 3 to Schedule 13D (this “Statement”) solely to reflect the Reporting Person’s appointment to the Issuer’s board of directors (the “Board”), effective October 15, 2020, and the number of shares of the Issuer’s Class A Common Stock that are outstanding following the Issuer’s August 2020 registered offering of Class A Common Stock. Except as amended or supplemented in this Statement, all other information is as set forth in the Reporting Person’s prior filings.

Item 1. Security and Issuer.

This Statement relates to the Issuer’s Class A Common Stock, which is registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange. In addition, the Issuer has outstanding Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis upon certain transfers of such shares or at the holder’s election. The principal executive offices of the Issuer are located at 28 Liberty Street, New York, New York 10005.

Item 2. Identity and Background.

(a) This Statement is being filed by the Reporting Person.

(b) The business address of the Reporting Person is 1 West End Avenue, Apartment 39A, New York, New York 10023.

(c) The principal occupation of the Reporting Person is corporate director. Prior to his retirement, the Reporting Person served as Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited.

(d) - (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 4. Purpose of Transaction.

Effective October 15, 2020, the Reporting Person commenced service on the Board. The Reporting Person was appointed as a Class I director with an initial term expiring at the Issuer’s 2021 annual meeting of stockholders and until the Reporting Person’s successor is duly elected and qualified, or until the Reporting Person’s earlier death, resignation or removal.

In connection with his appointment to the Board, the Reporting Person received a grant of 6,080 restricted stock units, which will vest as shares of Class A Common Stock on October 15, 2021 (the “New Director Grant”). The Reporting Person expects to continue receiving equity and cash compensation in connection with his service on the Board in accordance with the Issuer’s policies for compensating non-employee directors, which may be amended from time to time. The Issuer’s non-employee director compensation policy was described in the proxy statement relating to the Issuer’s 2020 annual meeting of stockholders, which was filed with the SEC on April 29, 2020, and in the Issuer’s Current Report on Form 8-K filed on September 30, 2020.

Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may, from time to time, review or reconsider his position and formulate plans or proposals with respect to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) As of August 10, 2020, the Issuer had 13,886,644 shares of Class A Common Stock outstanding. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner (pursuant to Rule 13d-3 under the Exchange Act) of an aggregate of 1,866,147 shares of Class A Common Stock, representing approximately 11.8%1 of the issued and outstanding shares of Class A Common Stock.

(b) As of the date of this Statement, the Reporting Person has sole voting control over 1,757,557 shares of the Issuer’s Class B Common Stock and sole dispositive power over 188,063 shares of the Issuer’s Class B Common Stock. As described herein, the Reporting Person’s shares of Class B Common Stock are convertible into Class A Common Stock on a one-for-one basis upon certain transfers of such shares or at the holder’s election.

Prior to such conversion, holders of the Issuer’s Class B Common Stock are entitled to 10 votes per share. Based on the 3,654,147 shares of Class B Common Stock that were outstanding as of August 10, 2020, the Reporting Person has the ability to vote approximately 37.0%2 of the combined voting power of the Issuer’s outstanding capital stock.

(c) Transactions Effected During the Past 60 Days:

Aside from the receipt of the New Director Grant described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

1 Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 13,886,644 shares of Class A Common Stock outstanding as of August 10, 2020, and (ii) 1,866,147 shares of Class A Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

2 Based on the quotient obtained by dividing (a) the voting power of the 1,866,147 shares of Class B Common Stock beneficially owned by the Reporting Person as reported herein (calculated as the product of such shares multiplied by 10) by (b) the sum of (i) 13,866,644 shares of Class A common Stock outstanding as of August 10, 2020 and (ii) the voting power of the 3,654,147 shares of Class B Common Stock outstanding as of August 10, 2020 (calculated as the product of such shares multiplied by 10).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

BARRY SALZBERG

/s/ Barry Salzberg

Dated: October 19, 2020